Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park, 8th Floor

New York, New York 10036

October 2, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Collier Creek Holdings Registration Statement on Form S-1, as amended (Registration No. 333-227295)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Collier Creek Holdings (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on October 4, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 17, 2018:

(i)	Dates of distribution: October 1, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was distributed: 3

(iii)	Number of prospectuses distributed: approximately 2,208

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS, INC.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Acting severally on behalf of themselves and the

several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Alex Juricev Name: Alex Juricev Title: Director, Investment Banking

Credit Suisse Securities (USA) LLC

By:	/s/ David Villa Name: David Villa Title: Director

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

By:	/s/ Warren Fixmer Name: Warren Fixmer Title: Managing Director

[Collier Creek UW Acceleration Request]